As filed with the Securities and Exchange Commission on June 18, 2019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BUSINESS DEVELOPMENT CORPORATION OF AMERICA
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
12325J 101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Richard J. Byrne
Chief Executive Officer
Business Development Corporation of America
9 West 57th Street, 49th Floor, Suite 4920
New York, NY 10019
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Thomas Friedmann, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver St.
Boston, Massachusetts 02110
Telephone: (617) 728 7120

CALCULATION OF FILING FEE
TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$20,696,000	$2,509

(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 2,600,000 shares of common stock of Business Development Corporation of America at a price equal to $7.96 per share.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO relates to the offer by Business Development Corporation of America (the “Company”), an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in Maryland, to purchase no less than 2,000,000 and up to approximately 2,600,000 shares of its issued and outstanding Common Stock, par value $0.001 per share, at $7.96 per share, which represents the Company’s net asset value per share as of March 31, 2019.
The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 2019 and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 11.
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.
Item 12.
Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated June 18, 2019.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Notice of Withdrawal.
99(a)(1)(D)	Letter to Stockholders, dated June 18, 2019.
Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 18, 2019
BUSINESS DEVELOPMENT CORPORATION OF AMERICA
By:	/s/ Richard J. Byrne Name: Richard J. Byrne Title: Chief Executive Officer, President and Chairman of the Board of Directors